

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Michael A. Arends
Chief Financial Officer
Marchex, Inc.
520 Pike Street, Suite 2000
Seattle, Washington 98101

      Re: Marchex, Inc.
               Form 10-K for the fiscal year ended December 31, 2009
               File No. 000-50658

Dear Mr. Arends:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Patrick Gilmore
               Accounting Branch Chief